Exhibit 99.1

ASML Announces 2006 First Quarter Earnings and Strong Outlook

Revised Version: See Outlook Section

VELDHOVEN, the Netherlands, April 19, 2006 - ASML Holding NV (ASML) today announced 2006 first quarter results according to US GAAP as follows:

•	Net sales of EUR 629 million versus Q4 2005 at EUR 548 million

•	Net profit of EUR 80 million or 12.7 percent of sales versus Q4 2005 at EUR 52 million or 9.4 percent of sales

•	Gross margin of 40.0 percent versus Q4 2005 at 37.3 percent

•	Net bookings of 62 systems including 47 new and 15 refurbished systems versus Q4 2005 net bookings of 55 systems including 43 new and 12 refurbished systems

•	Order backlog of 106 lithography systems valued at EUR 1,596 million as of April 2, 2006 versus 95 lithography systems valued at EUR 1,434 million as of December 31, 2005

•	As expected and in preparation for major Q2 growth, the company invested in working capital, reducing its cash balance by EUR 219 million in Q1 2006

“ASML’s 15 percent sales increase quarter-on-quarter and higher than expected Q1 bookings at 62 systems confirm not only the momentum of our industry but also the continuous progress in market acceptance of ASML technology,” said Eric Meurice, president and CEO. “We reinforced our technology lead by having shipped the first TWINSCAN™ XT:1700i, the industry’s only immersion system capable of volume manufacturing at the 45-nanometer node, and by enabling significant progress in immersion processing as recently reported by multiple customers. We also acquired our seventh customer in Japan, solidifying our ongoing penetration of this important market.”

Operations Update

In Q1 2006, net sales increased by 15 percent to EUR 629 million from the previous quarter as ASML shipped 39 new and 12 refurbished systems for sales of EUR 553 million and generated revenue from field and service options of EUR 76 million. In Q4 2005, ASML shipped 34 new and 13 refurbished systems for sales of EUR 456 million and generated revenue from field and service options of EUR 92 million.

The average selling price for a new system in Q1 2006 increased to EUR 13.5 million versus EUR 12.5 million in the previous quarter. The average selling price for all ASML systems sold in Q1 2006 was EUR 10.8 million versus EUR 9.7 million in the previous quarter.

Q1 2006 net bookings exceeded our expectations with 62 systems valued at EUR 710 million, including 47 new systems with an average selling price of EUR 14.3 million. As of April 2, 2006, ASML’s backlog value was EUR 1,596 million with 106 systems and an average selling price of EUR 15.1 million compared with December 31, 2005 backlog value of EUR 1,434 million with 95 systems and an average selling price of EUR 15.1 million.

Gross margin increased to 40.0 percent in Q1 2006 versus 37.3 percent in Q4 2005. Net profit in Q1 2006 increased to EUR 80 million or EUR 0.17 per ordinary share.

Q1 2006 research and development (R&D) costs were EUR 87 million net of credit, an increased R&D investment compared with Q4 2005 R&D costs of EUR 82 million, to strengthen ASML’s technology leadership and enable growth.

Selling, general and administrative (SG&A) expenses were EUR 50 million in Q1 2006 compared with SG&A expenses of EUR 47 million in Q4 2005.

Q1 2006 net cash used by operations was EUR 219 million, which included a one-time tax payment of EUR 79 million for prior years and financing of working capital to support the major growth expected in Q2 2006. ASML ended Q1 2006 with EUR 1,671 million in cash and equivalents.

Outlook: Revision in CAPITALS

“ASML will be delivering significant sales growth in Q2 2006 and is preparing to support a positive outlook for the whole year, WHICH REPRESENTS SALES GROWTH OF AT LEAST 10 PERCENT. We expect a sustained level of unit bookings in Q2 similar to that of Q1, with a Q2 order mix favoring capacity additions in KrF and i-line systems,” said Meurice. “Significant drivers for our mid-term growth optimism include ASML immersion leadership, the currently accelerating qualification of this technology by our customers for volume manufacturing in early 2007, and the strong and varied customer capacity demand across multiple segments, some of which is due to new semiconductor fab projects.”

ASML expects to ship 64 systems in Q2 2006 with an average selling price of EUR 14.5 million for new systems and an average selling price for all systems of EUR 12.3 million and to deliver a gross margin in Q2 2006 from 39 to 40 percent.

The company is confirming its forecast for 20 to 25 shipments of ASML immersion systems in 2006, mostly for our customers’ R&D qualification and an acceleration in late 2006 or early 2007 to allow for their production ramp. ASML is preparing for a number of immersion shipments in 2006 which could exceed its forecast.

ASML is also planning to ship its first Extreme Ultra Violet (EUV) Alpha demo tools by mid 2006, achieving another industry first.

R&D and SG&A expenses in Q2 2006 are expected to be EUR 87 million net of credit and EUR 51 million respectively.

Share Buyback Program

Consistent with prior disclosures and authorization by the Annual General Meeting of Shareholders on March 23, 2006, ASML confirms its intention to execute a share buyback program. The company will repurchase up to the equivalent of EUR 400 million of its own shares over the next 12 months. The purpose of the share buyback program is to return excess cash to shareholders through reduction of the number of issued shares.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

IFRS Financial Reporting

ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

In addition to reporting financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com

Investor and Media Call

A conference call for investors and media will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern US time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and in the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about 2006 first quarter results is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until May 22, 2006.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.